UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

RING ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

76680V108
(CUSIP Number)

Dr. Simon G. Kukes
575 N. Dairy Ashford
Energy Center II, Suite 210
Houston, Texas 77079
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 76680V108	Schedule 13D/A	Page 2 of 6

1	NAME OF REPORTING PERSONS Dr. Simon G. Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER 6,600,180 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 6,600,180 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,180 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% of the Issuer’s outstanding Common Stock(1)
14	TYPE OF REPORTING PERSON IN

(1)  Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 9, 2020.

Cusip No. 76680V108	Schedule 13D/A	Page 3 of 6

1	NAME OF REPORTING PERSONS J. Douglas Schick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER 7,500 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 7,500 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *% of the Issuer's outstanding Common Stock (1)
14	TYPE OF REPORTING PERSON IN

* Less than 0.1%.
 (1)  Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 9, 2020.

Cusip No. 76680V108	Schedule 13D/A	Page 4 of 6

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2019, by Dr. Simon G. Kukes, Mr. John J. Scelfo (no longer a member of the Reporting Group), Mr. Ivar Siem (no longer a member of the Reporting Group), and Mr. J. Douglas Schick, as amended by Amendment No. 1 thereto filed on February 18, 2020 (“Amendment No. 1”), Amendment No. 2 thereto filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 thereto filed on August 12, 2020 (“Amendment No. 3”), Amendment No. 4 thereto filed on November 10, 2020 (“Amendment No. 4”), and Amendment No. 5 thereto filed on November 19, 2020 (“Amendment No. 5”, and the Schedule 13D, as amended to date, the “Schedule 13D”).

As used in this Amendment:

●
“Common Stock” means the common stock of the Issuer;
●
“Issuer” means Ring Energy, Inc.;
●
“Reporting Persons” means Dr. Simon G. Kukes and Mr. J. Douglas Schick; and
●
“Shares” means the aggregate of 6,607,680 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 4. Purpose of Transaction

On March 2, 2020, the Reporting Persons issued a press release, a copy of which is incorporated by reference herein as Exhibit 99.2 hereto, which included a letter to the Board of Directors of the Issuer. The full text of the press release is incorporated into this Item 4 by reference.

On August 10, 2020, the Reporting Persons delivered another letter to the Board of Directors of the Issuer (the “Letter”). Pursuant to the Letter, in accordance with the provisions of the Issuer’s Bylaws (and not pursuant to the SEC’s Rule 14a-8) they nominated more than a dozen individuals as candidates for the board of the Issuer (the “Board”).

The Reporting Persons believe that in the past there may have been failures of corporate governance by the Board of the Issuer and that these failures may have contributed to the catastrophic fall in the Issuer’s stock price.

The Reporting Persons seek to improve the quality of the Issuer’s Board. The Reporting Persons believe that a newly reconstituted Board that includes some of their nominees will better serve the interests of all of the Issuer’s shareholders.

The Reporting Persons sought to avoid an expensive and distracting proxy contest. For this reason, the Reporting Persons were prepared to reach a reasonable compromise with the incumbent Board.

On November 10, 2020, the Reporting Persons filed a press release calling upon their fellow shareholders to withhold votes on all members of the Issuer’s Board of Directors in the upcoming election and to encourage the proxy advisory firms to do a detailed investigation of the incumbent Board members. The full text of the November 10, 2020 press release is incorporated by reference herein as Exhibit 99.3 and incorporated in this Item 4 by reference.

On November 19, 2020, the Reporting Persons filed another press release calling upon their fellow shareholders to withhold votes on all members of the Issuer’s Board of Directors in the upcoming election and to encourage the proxy advisory firms to do a detailed investigation of the incumbent Board members. The full text of the November 19, 2020 press release is incorporated by reference herein as Exhibit 99.4 and incorporated in this Item 4 by reference.

Cusip No. 76680V108	Schedule 13D/A	Page 5 of 6

On December 2, 2020, the Reporting Persons filed another press release calling upon their fellow shareholders to withhold votes on all members of the Issuer’s Board of Directors in the upcoming election and raising certain concerns regarding the qualifications and compensation of the Issuer’s Chief Executive Officer. The full text of the December 2, 2020 press release is attached hereto as Exhibit 99.5 and incorporated in this Item 4 by reference.

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons have spoken to, and intend to continue to speak with, representatives of the Issuer’s Board and management to discuss enhancing shareholder value and the potential for undertaking transactions which the Reporting Persons believe will be beneficial to stockholders of the Issuer, including the requested appointment of new members of the Board of the Issuer and the requested withholding (by shareholders of the Issuer) of votes for the Issuer’s Board of Directors, as described above.

The Reporting Persons are considering all of their options, and while they have no present plan to do so (except as otherwise disclosed in this Item 4), they reserve the right and are considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (f) or (j) (as relates to (a) through (f)) of Item 4 of Schedule 13D (except as discussed above, in connection with a proposed change in the present board of directors and management of the Issuer, which may include proposals to change the number or term of directors or to fill vacancies on the Board). The Reporting persons have no present plan to propose any transaction which relates or would result in one or more of the actions specified in clauses (g) through (i) or (j) (as relates to (g) through (i)) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Dr. Simon G. Kukes and Mr. J. Douglas Schick dated August 12, 2020 (Incorporated by reference to Exhibit 99.1 to Amendment No. 3 filed on August 12, 2020)
99.2	Press Release dated March 2, 2020 (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 filed on March 2, 2020)
99.3	Press Release dated November 10, 2020 (Incorporated by reference to Exhibit 99.3 to Amendment No. 4 filed on November 10, 2020)
99.4	Press Release dated November 19, 2020 (Incorporated by reference to Exhibit 99.4 to Amendment No. 5 filed on November 19, 2020)
99.5*	Press Release dated December 2, 2020

 * Attached hereto.

Cusip No. 76680V108	Schedule 13D/A	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020 /s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

Dated: December 2, 2020 /s/ Mr. J. Douglas Schick
Mr. J. Douglas Schick